U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

August 26, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.20549

Re:    Trust for Professional Managers (the “Trust”)
    Securities Act Registration No: 333-62298
    Investment Company Act Registration No: 811-10401
    Jensen Quality MidCap Fund (S000028264)
Jensen Global Quality Growth Fund (S000067414)
Jensen Quality Growth ETF (S000085931)

Dear Sir or Madam:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Company on behalf of its series, Jensen Quality MidCap Fund*, Jensen Global Quality Growth Fund and Jensen Quality Growth ETF (each a “Fund”, and together the “Funds”) is a Preliminary Proxy Statement on Schedule 14A. The purpose of the proxy statement is a request for shareholders to consider and approve investment advisory agreements between Jensen Investment Management, Inc. (the “Adviser”) and the Company, on behalf of the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (513) 520-5925.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
For U.S. Bank Global Fund Services

Enclosures

* The Jensen Quality Value Fund will be renamed the “Jensen Quality MidCap Fund” effective on or about September 30, 2024 and as of the date of the special joint meeting of shareholders will be named the Jensen Quality MidCap Fund. Fund shareholders were notified of this change on or about August 1, 2024.